Exhibit 99.1

WoWo and JMU Agree to Merge, Creating the Largest
Foodservice Internet Company in China

Combination Brings Together the Best of Both Companies to Become the Fully Integrated B2B2C Internet Company Serving Food Service Industry

The Shareholders of WoWo and JMU Will Each Hold 50% Stake in the Merged Company, Creating Significant Industry Synergies

BEIJING, June 5, 2015 /PRNewswire/ — WoWo Ltd. (“WoWo” or the “Company”) (WOWO), a leading e-commerce platform serving local lifestyle services merchants and consumers in China, today announced that the Company has entered into a definitive agreement with shareholders of Join Me Group (HK) Investment Company Limited (“JMU”) to form a market leader in China’s largest online platform for food service industry. The company after the combination will be renamed JM WOWO, headquartered in Hong Kong.

Pursuant to the agreement, WoWo has agreed to issue 741,422,780 ordinary shares and pay US$30 million in cash to acquire all the issued and outstanding shares of JMU from its shareholders (the “Wowo-JMU Combination”). In addition, WoWo will also issue 72,000,000 ordinary shares of the Company to its Chairman and Chief Executive Officer, Mr. Maodong Xu at a purchase price of the equivalent of US$10 per ADS, (one American Depositary Share, or “ADS” represents 18 ordinary shares), for a total purchase price of $40 million.

Upon the completion of the Wowo-JMU Combination, JMU will become a subsidiary of JM WOWO. The current shareholders of JMU will hold 50% of all the issued and outstanding shares of JM WOWO immediately after the closing of the Wowo-JMU Combination and Mr. Xu’s investment. In addition, upon the completion of the two transactions, Mr. Maodong Xu will remain to be the largest shareholder of JM WOWO, holding 25.26% of all the issued and outstanding ordinary shares of JM WOWO. Mrs. Xiaoxia Zhu, the JMU’s co-founder and Chairman, will hold 14.68% of all the issued and outstanding shares of JM WOWO. Mrs. Huimin Wang, JMU’s co-founder, will hold 10.06% of all the issued and outstanding shares of JM WOWO.

Both the Wowo-JMU Combination and Mr. Xu’s cash investment are expected to close within a few days, subject to customary closing conditions.

About JMU

JMU is the largest B2B procurement platform for the foodservice industry in China. Through cooperation with industry associations and the formation of industrial alliances, JMU has great resource leverage in China’s foodservice industry. The company has built cooperative relationship with hundreds of leading catering and hotel brands across China. JMU works closely with various reputable buyers and suppliers in the foodservice industry, providing one-stop procurement service for a variety of businesses including hotels, cafes and restaurants, group catering and QSR companies.

Industry Background

According to research reports from the National Bureau of Statistics of China (NBS) and the China International Electronic Commerce Center (CIECC), in the year 2014, the market size of food and beverage consumption has reached RMB3000 billion, with raw material supply scaling to RMB800 billion and 100 million staff serving the industry. Foodservice has become the third largest industry in China following real estate and automobile. In terms of the Online-to-Offline market, the foodservice industry has occupied a 43% share of the market in 2014 and ranked at the top in local lifestyle services with an increasing trend in market occupation ratio.

Compelling Strategic Rationale

Mr. Maodong Xu, Chairman & Chief Executive Officer of WoWo, commented, “We are pleased to share positive insights with JMU in the future development of internet-enabled foodservice industry in China. We also share the mission of providing the supreme service and customer experience for restaurants, their suppliers as well as all our internet users. After the combination, JM WOWO will become a unique online foodservice platform that provides integrated B2B2C services in the industry chain.”

“As a pioneer of O2O services in China’s catering industry, WoWo has rich experience in serving Chinese foodservice companies and in operating e-commerce system. In the fourth quarter of 2014, 78% of our local lifestyle merchants provide catering and hotel services. JMU has accumulated vast industry resources and rich experience in supply chain management. We believe the combination with JM will bring fluidity and extreme efficiency to the full industry chain. JM WOWO will not only expand WoWo’s existing mobile e-commerce service to the foodservice industry supply chain, but also bring various advanced food services to more customers.”

“The size of the foodservice market in China is gigantic, with millions of catering companies and hundred millions of daily rigid demands. JM WOWO will focus on serving foodservice industry, capitalize on market opportunities and establish an integrated online and offline platform for the industry. We will cultivate the traditional offline market using the internet as an efficient tool to reshape the industry’s value chain and create value for hotel and restaurant companies, brand suppliers and customers as well as our shareholders.”

Ms. Xiaoxia Zhu, Chairman & Chief Executive Officer of JMU, stated, “The combination of WoWo and JMU will start a new era for the foodservice industry in China and we have great confidence in the future development of JM WOWO. We appreciate WoWo’s effective online services and rich internet experience in serving foodservice merchants. The combination will bring strong synergy and expand JMU’s supply chain service to more merchants. It can also cut operational costs through enhanced supply chain management and stronger bargaining power.”

“WoWo and JMU are of the same mind as it relates to the strategic development of JM WOWO. Upon the completion of the Wowo-JMU Combination, JM WOWO will continue to invest in the supply and retail sectors of the foodservice industry chain. On the supply side, we intend to establish a delicate e-commerce system with accurate tracing control. On the retail side, we intend to build an e-commerce platform that covers millions of restaurant stores with targeted marketing and online-to-offline lifestyle services. With precise strategic positioning and strong execution capabilities by our seasoned team, we have faith in a smooth integration and developing JM WOWO into a leading company in foodservice industry.”

Board and Management Structure

Under the new management scheme, JM WOWO will have co-chairpersons and co-CEOs. Mr. Maodong Xu, Chairman and CEO of WoWo, will serve as a Co-Chairman of JM WOWO. Mr. Jianguang Wu, Executive President of WoWo, will serve as a Co-CEO. Ms. Xiaoxia Zhu, Chairman and CEO of JMU, will serve as Co-Chairman and Co-CEO.

Integration

JM WOWO will also establish a special committee composed of both management team, to plan and supervise the integration process regarding human resources, supplier and customer management and IT system.

Financial details

Upon completion of the Wowo-JMU Combination, beside the great strategic value, JM WPWP will also create significant synergies in cost control, in the fields of business development, team building, etc. Such advantage may create additional value for the company in the next two to three years. JM WOWO will continue to improve income levels and create long-term value for our shareholders. The Company looks forward to providing additional updates regarding this transaction in the weeks and months ahead.

Additional information

Skadden, Arps, Slate, Meagher & Flom served as a U.S. legal advisor to WoWo, while King & Wood Mallesons served as a PRC legal advisor.

About WoWo Limited

WoWo Limited (“WoWo”) operates China’s leading e-commerce platform on both www.55.com and our mobile applications, focusing on local entertainment and lifestyle services such as restaurants, movie theaters and beauty salons. We help merchants create their own online stores to make direct sales. We do not engage in direct sales. We provide a one-stop platform where merchants make direct sales, price dynamically and achieve customer management. In the fourth quarter of 2014, we had 117,889 merchant clients, 78% of which are foodservice merchants. As of December 31, 2014, we had 36.0 million subscribers and 19.6 million activated WoWo Mobile App installed on mobile devices.

About JMU

JMU is the largest B2B procurement platform for the foodservice industry in China. Through cooperation with industry associations and the formation of industrial alliances, JMU has great resource leverage in China’s foodservice industry. The company has built cooperative relationship with hundreds of leading catering and hotel brands across China. JMU works closely with various reputable buyers and suppliers in the foodservice industry, providing one-stop procurement service for a variety of businesses including hotels, cafes and restaurants, group catering and QSR companies.

Contact:

Investors and Media:

Shayla Suen

IR Director, WoWo Limited

ir@55.com

Tel: +86-10-5906-5758

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: 203-682-8200